FORM 6K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2003

Commission File Number 001-31522

Eldorado Gold Corporation
(Translation of registrant’s name into English)

Suite 920 - 1055 West Hasting Street Vancouver, British Columbia V6E 2E9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELDORADO GOLD CORPORATION

Date: February 20, 2003	/s/ Dawn Moss Dawn Moss, Corporate Secretary

Eldorado Gold Corporation 920 Guinness Tower 1055 West Hastings Street Vancouver, British Columbia Canada V6E 2E9	TSX: ELD Tel: 604.687.4018 Fax: 604.687.4026 E-mail: info@eldoradogold.com

February 15, 2003

To:	Ontario Securities Commission
British Columbia Securities Commission
Alberta Securities Commission
Manitoba Securities Commission
Saskatchewan Securities Commission
Commission des valeurs mobilieres du Quebec
Nova Scotia Securities Commission
Newfoundland Securities Commission
The Toronto Stock Exchange
Industry Canada Corporation Director
United States Securities & Exchange Commission
The American Stock Exchange

Dear Sirs:

Re:  Eldorado Gold Corporation

In accordance with National Instrument 54-101 we advise the following with respect to the upcoming Meeting of the Shareholders for the subject Company:

1. Meeting Type 2. Security Description of Voting Issue: 3. CUSIP Number 4. Record Date 5. Meeting Date 6. Meeting Location	: : : : : :	Annual Non-Routine Common 284902103 March 26, 2003 April 30, 2003 Vancouver

Yours truly

ELDORADO GOLD CORPORATION

“Dawn L. Moss”

Dawn L. Moss
Corporate Secretary

cc:   June Glover, Senior Account Manager
        Computershare Trust Company of Canada

        Josh Lewis
        Fasken Martineau DuMoulin LLP